Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
September 1, 2010

3.	News Release
September 1, 2010 - Vancouver, Canada and Whitehouse Station, New Jersey, USA

4.	Summary of Material Change
Merck (known as MSD outside the United States and Canada) and Cardiome Pharma Corp. today announced that the intravenous (IV) formulation of BRINAVESS™ (vernakalant) has been granted marketing approval in the European Union (EU), Iceland and Norway for the rapid conversion of recent onset atrial fibrillation (AF) to sinus rhythm in adults: for non-surgery patients with AF of seven days or less and for post-cardiac surgery patients with AF of three days or less.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name:	Curtis Sikorsky
Title:	Chief Financial Officer
Phone No.:	604-677-6905

9.	Date of Report
September 2, 2010

Per:  ____“Curtis Sikorksy”____________
Curtis Sikorksy,
Chief Financial Officer

SCHEDULE “A” - PRESS RELEASE

News Release

Media Contacts:	Lee Davies (908) 423-4236	Investor Contacts:	Joe Romanelli Merck
(908) 423-5088

	Skip Irvine (267) 305-5397		Cardiome Pharma (604) 676-6993

BRINAVESS  (vernakalant) for Infusion Approved in the European Union for
Rapid Conversion of Recent Onset Atrial Fibrillation

WHITEHOUSE STATION, N.J. U.S.A. and VANCOUVER, CANADA, Sept. 1, 2010 -- Merck (known as MSD outside the United States and Canada) (NYSE:MRK) and Cardiome Pharma Corp. (NASDAQ: CRME/ TSX: COM) today announced that the intravenous (IV) formulation of BRINAVESS  (vernakalant) has been granted marketing approval in the European Union (EU), Iceland and Norway for the rapid conversion of recent onset atrial fibrillation (AF) to sinus rhythm in adults:  for non-surgery patients with AF of seven days or less and for post-cardiac surgery patients with AF of three days or less.

BRINAVESS acts preferentially in the atria and is the first product in a new class of pharmacologic agents for cardioversion of AF to launch in the EU.

"This medicine offers physicians, patients and hospitals an important new therapy option to use for the rapid treatment of recent-onset AF, and we are pleased to add this to our strong portfolio of medicines for cardiovascular disease," said Patrick Magri, senior vice president, general manager, Cardiovascular Franchise, Merck.  "We welcome this important milestone in our collaboration with Cardiome and we look forward to launching BRINAVESS in the EU beginning in the fourth quarter of 2010."

           "European approval of BRINAVESS and Merck’s subsequent launch represent an exciting juncture in Cardiome’s evolution which will provide us with our first commercial product revenues,” said Doug Janzen, president and chief executive officer of Cardiome.  “This success was made possible through the commitment and hard work of our employees and our partner

BRINAVESS™ (vernakalant) is a trademark of Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Inc.

Merck, the support of our shareholders, and the efforts of many dedicated medical professionals and patients who have taken part in the clinical program.”

Information on the clinical program for BRINAVESS

The approval of BRINAVESS is based on the results of three randomized, double-blind, placebo controlled studies (ACT I, ACT II, and ACT III) and an active comparator trial (AVRO).

In ACT I and III, the efficacy of BRINAVESS at converting patients from AF to sinus rhythm for a minimum duration of one minute with 90 minutes of initiating therapy was evaluated in 390 haemodynamically stable adult patients with short duration AF (3 hours to 7 days) versus placebo.  In ACT I, vernakalant cardioverted 51.0 percent of patients versus 4.0 percent of patients taking placebo (n=74 and 3, respectively; p<0.0001).  In ACT III, vernakalant cardioverted 51.2 percent of patients versus 3.6 percent of patients taking placebo (n=44 and 3, respectively; p<0.0001).  Conversion of AF to sinus rhythm occurred rapidly; in responders, the median time to conversion was 10 minutes from start of first infusion, based on pooled results from the ACT I and ACT III studies.

The efficacy of BRINAVESS was also studied in ACT II in 150 patients with sustained AF (3 hours to 72 hours duration) that occurred between 24 hours and 7 days post coronary artery bypass graft and/or valvular surgery.  Treatment with BRINAVESS effectively converted 47.0 percent of patients from AF to sinus rhythm versus 14.0 percent placebo (p=0.0001). In the AVRO, study BRINAVESS was significantly more effective than amiodarone IV  in providing rapid conversion to sinus rhythm within the first 90 minutes of initiating therapy.

In the AVRO (Active-Controlled, Multi-Center Study of Vernakalant Injection versus Amiodarone in Subjects with Recent Onset Atrial Fibrillation) study, BRINAVESS was demonstrated to be significantly faster than amiodarone IV in converting AF patients to sinus rhythm.  In the trial, BRINAVESS was studied in 116 patients with AF (3 hours to 48 hours) versus 116 patients on amiodarone.  The amiodarone infusion was given over two hours  (i.e., one hour loading dose of 5 mg/kg, followed by one hour maintenance infusion of 50 mg) with the objective to compare rapid conversion to sinus rhythm.  The primary endpoint was the proportion of patients that achieved sinus rhythm for a minimum duration of one minute within  90 minutes of the first exposure of the study drug.  In this study, treatment with BRINAVESS  converted 51.7 percent of patients to sinus rhythm at 90 minutes versus 5.2 percent with amiodarone.

Important Safety Information for BRINAVESS

BRINAVESS is contraindicated in patients with hypersensitivity to the active substance or to any of the excipients.  BRINAVESS also is contraindicated in patients with severe aortic stenosis, systolic blood pressure <100 mm Hg, and heart failure class NYHA III and NYHA IV.  Furthermore, BRINAVESS is contraindicated in patients with prolonged QT at baseline (uncorrected >440 msec), severe bradycardia, sinus node dysfunction, or second-degree or third-degree heart block in the absence of a pacemaker.  BRINAVESS is also contraindictated in patients who use intravenous rhythm control antiarrhythmics (class I and class III) within four hours prior to administration of BRINAVESS and patients with acute coronary syndrome (including myocardial infarction) within the last 30 days.

Patients should be observed with assessment of vital signs and continuous cardiac rhythm monitoring during and after administration of BRINAVESS, until clinical and ECG parameters have stabilized.

Hypotension can occur in a small number of patients (vernakalant 7.6%, placebo 5.1%). Hypotension typically occurs early, either during the infusion or early after the end of the infusion, and can usually be corrected by standard supportive measures.  Patients with congestive heart failure (CHF) have been identified as a population at higher risk for hypotension.

Patients with a history of CHF showed a higher incidence of ventricular arrhythmia in the first two hours post dose (7.3% for BRINAVESS compared to 1.6% for placebo).  These arrhythmias typically presented as asymptomatic, monomorphic, non-sustained  (average 3 to 4 beats) ventricular tachycardias.  By contrast, ventricular arrhythmias were reported with similar frequencies in patients without a history of CHF who were treated with either BRINAVESS or placebo (3.2% for BRINAVESS vs 3.6% for placebo).

In patients with valvular heart disease, there was a higher incidence of ventricular arrhythmia events in patients on BRINAVESS.  These patients should be monitored closely.

As a precautionary measure, it is preferable to avoid the use of BRINAVESS during pregnancy.  It is unknown whether vernakalant/metabolites are excreted in human milk.  Caution should be exercised when used in breast-feeding women.

In clinical studies, the most commonly reported adverse reactions (>5%) seen in the first 24 hours after receiving BRINAVESS were dysgeusia (taste disturbance) (20.1%), sneezing (14.6%), and paraesthesia (9.7%).

Clinically significant adverse reactions observed in clinical trials included hypotension and ventricular arrhythmia.

Merck Cardiome Agreement

In April 2009, Cardiome and Merck announced a collaboration and license agreement for the development and commercialization of vernakalant.  The agreement provides Merck, Sharp and Dohme Corp. (formerly known as Merck & Co., Inc.) with exclusive global rights to vernakalant oral formulation for the maintenance of normal heart rhythm in patients with AF, and provides another Merck affiliate, Merck Sharp & Dohme (Switzerland) GmbH, with exclusive rights outside of the United States, Canada and Mexico to vernakalant IV formulation for rapid conversion of recent onset AF to sinus rhythm in adults.

About Merck

Today's Merck is a global healthcare leader working to help the world be well.  Merck is known as MSD outside the United States and Canada.  Through our prescription medicines, vaccines, biologic therapies, and consumer care and animal health products, we work with customers and operate in more than 140 countries to deliver innovative health solutions.  We also demonstrate our commitment to increasing access to healthcare through far-reaching policies, programs and partnerships that donate and deliver our products to the people who need them.  For more information, visit www.merck.com.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ National Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

Merck Forward Looking Statement

This news release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Such statements may include, but are not limited to, statements about the benefits of the merger between Merck and Schering-Plough, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of Merck’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the possibility that the expected synergies from the merger of Merck and Schering-Plough will not be realized, or will not be realized within the expected time period; the impact of pharmaceutical industry regulation and health care  legislation; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; Merck’s ability to accurately predict future market conditions; dependence on the effectiveness of Merck’s patents and other protections for innovative products; the risk of new and changing regulation and health policies in the U.S. and internationally and the exposure to litigation and/or regulatory actions.

Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.  Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Merck’s 2009 Annual Report on Form 10-K and the company’s other filings with the Securities and Exchange Commission (SEC) available at the SEC’s Internet site (www.sec.gov).

Cardiome Forward Looking Statement

Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements regarding product revenues following Merck’s expected launch of BRINAVESS and other statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Risks, uncertainties and factors that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks, uncertainties and factors related to the fact that: we, together with our collaborative partners, may not be able to successfully develop all or any of our current or future products and may not be able to obtain regulatory approval in targeted indications for our current or future products in all markets; we may not achieve or maintain profitability; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital as and when required; we depend on our collaborative partners to perform their obligations under licensing or other collaborative agreements; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; any of our products that obtain regulatory approval will be subject to extensive post-market regulation that may effect sales, marketing and profitability; any of our products that are successfully developed may not achieve market acceptance; we rely on third parties for the continued supply and manufacture of our products and have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters, including with respect to our ability to protect our intellectual property; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

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